UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           GSI SECURITIZATION LTD.
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   G4159J 10 2
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                                 (CUSIP Number)

                                 Sally Engel
                         502 Carnegie Center, Suite 103
                          Princeton, New Jersey 08540
                                (609) 987-8080
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                             SEPTEMBER 09, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box      /_/


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                             SCHEDULE 13D


CUSIP NO. G4159J 10 2                               PAGE 1 OF 4 PAGES

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       NAME OF REPORTING PERSON

  1.    Sally Engel

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (A)  /_/
  2.                                                              (B)  /_/

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  3.    SEC USE ONLY


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  4.    SOURCE OF FUNDS (See Instructions)

        SC

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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                            /_/


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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois, USA
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                     7.   SOLE VOTING POWER
      NUMBER              22,000,000
        OF         --------------------------------------------------------
      SHARES         8.   SHARED VOTING POWER
   BENEFICIALLY
      OWNED        --------------------------------------------------------
        BY           9.   SOLE DISPOSITIVE POWER
       EACH               22,000,000
    REPORTING      --------------------------------------------------------
      PERSON        10.   SHARED DISPOSITIVE POWER
       WITH
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  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        22,000,000

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  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                            /_/


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  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        37%

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  14.   TYPE OF REPORTING PERSON (See Instructions)

        IN
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


                                  SCHEDULE 13D


CUSIP NO. G4159J 10 2                               PAGE 2 OF 4 PAGES


                            Statement on Schedule 13D

      This Statement on Schedule 13D relates to the beneficial ownership of Common Stock, par value $0.02 per share (the "Common Stock"), of GSI Securitization Ltd., a Cayman Islands public corporation (the "Company"). This Schedule 13D is being filed on behalf of the Reporting Person (as defined below).

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 502 Carnegie Center, Suite 103, Princeton, New Jersey 08540.


ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by: Sally Engel.

      (b) The principal business address of the Reporting Person is:
502 Carnegie Center, Suite 103,Princeton, New Jersey 08540

      (c) The principal business of the Reporting Person is: Vice President of GSI Securitization Ltd., located at 502 Carnegie Center, Suite 103,
Princeton, New Jersey 08540

      (d) Sally Engel has never been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, Sally Engel has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a resident of Illinois, and is is a citizen of the United States.

                             SCHEDULE 13D


CUSIP NO. G4159J 10 2                               PAGE 3 OF 4 PAGES

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Sally Engel was the vice president and a founder of GSI Securitization Inc., a New Jersey corporation purchased on May 19, 2003 by GSI
Securitization Ltd., a Cayman Islands public Company. The purchase was a cashless exchange of shares. Sally Engel received 22,000,000 Common Shares of the 54,000,000 paid for GSI.



ITEM 4.     PURPOSE OF TRANSACTION.

      The purpose of the transaction was to sell all the outstanding shares in GSI Securitization Inc. to GSI Securitization Ltd., the purchaser, making GSI (Inc.) a wholly owned subsidiary of GSI(Ltd.).

ITEMS 4. (a-j)   Not applicable.

      Except as set forth above in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF.THE ISSUER.

      (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 54,612,000 shares of Common Stock outstanding as of November 10, 2003, as reported in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2003.

                             SCHEDULE 13D


CUSIP NO. G4159J 10 2                                PAGE 4 OF 4 PAGES


      Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

      (c) Except as set forth in Items 3 and 5 above, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

      (d) Except as set forth in Item 3, no person other than the beneficial owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

None, except those referred to in the Report on Form 8-K filed by the Company on May 20, 2003, said report incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Report on Form 8-K filed on May 20, 2003, and incorporated herein by reference.


                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 01, 2003

                                         /s/Sally Engel
                                         ----------------------------------
                                         Sally Engel, Vice President


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